UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Nobu Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,909(1)
	8.	Shared Voting Power 13,802,036(2)
	9.	Sole Dispositive Power 6,909(1)
	10.	Shared Dispositive Power 13,802,036(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,808,945(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 575 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”) held individually and (ii) up to 6,334 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang that are exercisable within 60 days of the date hereof. Does not include 218,120 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang under the Agrify Corporation 2022 Omnibus Equity Incentive Plan, as amended (the “Plan”).

(2)

Consists of (i) 3,295,998 shares of Common Stock held by RTC3 2020 Irrevocable Trust (“RTC3”), of which Mr. Chang retains the ability to remove the independent trustee, (ii) warrants to purchase 231,223 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation), (iii) 648 shares of Common Stock held by NXT3J Capital, LLC (“NXT3J”), an entity controlled by Mr. Chang, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 described herein with an outstanding principal amount of $15,000,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, a member of the Board of Directors of the Issuer, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (v) options to purchase 194 shares of common stock that are held by Raymond Chang Jr., Mr. Chang’s son, that are exercisable within 60 days of the date hereof. Does not include (i) up to 9 shares of Common Stock issuable upon exercise of stock options held by Raymond Chang, Jr., that are not exercisable within 60 days of the date hereof and (ii) 72,373 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Raymond Chang, Jr., under the Plan.

Mr. Chang disclaims beneficial ownership with respect to the shares and warrants held by RTC3, the shares held by NXT3J, the shares entitled to CP Acquisitions upon conversion of its convertible note, and the options and shares held by Raymond Chang Jr., in each case except to the extent of his pecuniary interest therein.

(3)

Based on 10,265,114 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon exercise of the warrants and options and conversion of the convertible note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons RTC3 2020 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,527,221(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,527,221(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,527,221(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.60%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 3,295,998 shares of Common Stock held by RTC3, and (ii) warrants to purchase 231,223 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation.

(2)	Based on 10,265,114 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon exercise of the warrants described in footnote (1) above, subject to the beneficial ownership limitation described therein.

CUSIP No. 00853E 305

1.	Names of Reporting Persons NXT3J Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 648(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 648(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 648 shares of Common Stock held by NXT3J.

(2)	Based on 10,265,114 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,273,973(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,273,973(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,273,973(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 described herein with an outstanding principal amount of $15,000,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, a member of the Board of Directors of the Issuer, in which case the 49.99% beneficial ownership limitation will apply to each of them individually.

(2)	Based on 10,265,114 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon conversion of the convertible note in footnote (1) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Chang Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of up to 194 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr., that are exercisable within 60 days of the date hereof. Does not consist of (i) up to 9 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr. that are not exercisable within 60 days of the date hereof and (ii) 72,373 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang, Jr., under the Plan.

(2)	Based on 10,265,114 shares of Common Stock outstanding as of the date hereof, plus 194 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 3 to the statement on Schedule 13D (“Amendment No. 3”) amends the Schedule 13D originally filed by the Reporting Persons on December 30, 2022, as amended by that certain Amendment No. 1 filed on October 31, 2023 and Amendment No. 2 filed on January 29, 2024 (collectively, the “Schedule 13D”), and relates to the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 10,265,114 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Mr. Chang hereby disclaims beneficial ownership with respect to the securities held by NXT3J, RTC3, CP Acquisitions and Raymond Chang Jr. except to the extent of his pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On February 28, 2024, RTC3 acquired 1,842,104 shares of Common Stock as part of a public offering completed by the Issuer, at a combined purchase price of $0.38 per share of Common Stock. 263,157 of the shares of Common Stock were purchased by RTC3 directly using trust assets and 1,578,947 263,157 of the shares of Common Stock were initially purchased by Chinwei Wang as an agent of RTC3 and subsequently transferred to RTC3 for estate planning purposes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

Raymond Nobu Chang

/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang

RTC3 2020 Irrevocable Trust

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise Sullivan
Title:	Trustee

NXT3J Capital, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

CP Acquisitions, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

Raymond Chang, Jr.

/s/ Raymond Chang, Jr.
Name:	Raymond Chang, Jr.